EXHIBIT 99.2

11 March 2004

YEAR END RESULTS 2003

•	Underlying combined ratio of 96.8% remains on target. Exceptionally good UK commercial result
•	Transfer from contingent liability strengthens claims provisions
•	Good progress on performance improvements and US restructuring
•	Good, profitable growth in MORE TH>N
		Restated	[6]
	12 Months	12 Months
	2003	2002
	£m	£m
Revenue
General business net premiums written (after impact of quota share – see page B1)	£6,630m	£8,635m
Group operating result (based on LTIR) (after £665m (2002: £595m) prior year items) [1]	£140m	£226m
Group operating profit / (loss) (based on LTIR)[1,2]	£196m	£(655)m
Loss before taxation	£(146)m	£(953)m

Combined Ratios
– Overall	108.0%	109.4%
– Ongoing operations[5]	96.8%	—

Balance sheet		Restated	[6]
	31 Dec	31 Dec
	2003	2002
Shareholders’ funds (after derecognition of embedded value)	£3,001m	£2,231m
Net asset value per share [3,4]	108p	130p
Tangible net asset value per share	102p	115p
Net asset value per share (including embedded value)[4]	125p	175p
Final dividend for the year (after adjusting for rights issue)	2.9p	1.6p
Dividend for the year per ordinary share (after adjusting for rights issue)	4.5p	4.8p

1	For more details on longer term investment return see note 2 on page 14
2	For more details on Group operating profit see page 9
3	For more details on net asset value per share calculation see page 12
4	Adding back equalisation provisions net of tax
5	For more details on ongoing operations see page 8
6	See note 1 on page 14

Total prior year impact of £665m (2002: £595m) includes £563m of specific claims strengthening following the rights issue announced at Q2 and finalised at year end (see page 8)

For further information:

Analysts	Press	Requests for Interview
Helen Pickford	Richard Emmott	Julius Duncan (Finsbury)
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 6023	Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7739 235436

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and management objectives; performance improvement plans; restructuring plans, including the timing and impact of exiting certain territories and businesses; our expense savings, dividends, rate increases, losses related to the US financial enhancement products,solvency requirements in the UK, disposals, outcome of litigation, sale and accounting treatment of regulated life products. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

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Group Chief Executive Andy Haste commented,

“This has been a year of strong improvement for the Group with all of our businesses outside the US producing substantially better performance. It has also been significant in terms of actions taken, with a major capital raising, continued reshaping of the Group and considerable attention to strengthening management and control processes. We’ve made significant progress with the capital position.

“The headline combined operating ratio (COR) for the year was 108.0% and primarily results from over half a billion pounds of reserve strengthening, mainly in the US. This result is an improvement on 2002 but at a headline level it is not an adequate level of performance. The Group operating result* was £140m, but this is after total prior year items during the year of £665m (2002: £595m). Of the specific claims reserving announced with the rights issue, £500m was established at the third quarter (on an exchange rate adjusted basis this was reduced by £33m at Q4) and a further £96m in the fourth quarter. The contingent liability of £300m for further adverse claims development, which was identified at the third quarter, has been reduced to £200m at the end of the year.

“The drag from the discontinued lines in run off will continue to impact our results for some time – not least as we work to resolve the expense overhang in the US, UK Personal and Canadian commercial lines. More importantly for the future the underlying performance of our ongoing operations in 2003, with a combined ratio of 96.8%, has been excellent, reflecting the work that we have done on reorganising our portfolio of businesses, the positive rating environment and the successful implementation of our operational improvement plan, as well as benign weather (see page 8 for an explanation of ongoing business and page A9 for a list of closed and transferred business). The UK subsidence event that we flagged last quarter cost us £125m, in line with our forecast, but by their nature these claims take time to develop so we’ll not know the final cost for some time.

Overview of the quarter
“The headline COR for the quarter was 108.2%, reflecting the reserving actions detailed above. Our ongoing operations again produced a significantly better performance at 100.3% COR for the quarter.

“As well as the fundraising, there were some other particularly positive developments during the quarter:

•	The restructuring of our US business is continuing to proceed ahead of schedule and we have now actioned 58% of the commercial book. We’ve begun to transition personal lines renewals with effect from January.
•	On an annualised basis we have now delivered £144m of our cost savings target.
•	We continued to reshape our portfolio of business worldwide with the disposal of our Chilean life operation and our estate agency chain, Sequence.
•	We achieved premium rate increases pretty much across the board – although the rate of increase in some lines continues to slow.

“In the first couple of months of 2004 we have continued to reshape the business and the financial position. We have also strengthened our management team with the appointment of George Culmer as Chief Financial Officer, Pat Regan as Group Financial Controller and Neil Macmillan as Group Chief Auditor.

Overall performance
“This has been another round of good results at an operational level everywhere except the US. As usual we give much of the detail in the Operations Review and on pages A10 to A17, where the reviews are concentrated on the performance of our ongoing businesses. I’ll touch on the key points and indicate the impact of the provision increases during the second half of the year.

•	For the year the UK, which is our most significant market and key to our success going forward, produced a 99.4% COR in total and 94.8% for ongoing business only.
•	UK commercial had another strong, profitable quarter, underwriting profit £19m and COR of 98.3%, resulting in a COR for the year of 95.8%. Reserve strengthening of £50m in the second half added nearly 3 points to the COR. Looking at the ongoing operations commercial looks even stronger with a COR for the year of 91.2% and an underwriting profit of £157m.
•	Overall the UK personal result for 2003 of 103.7% was nearly 7 points better than 2002, but there is still work to do. The underwriting result improved by £93m but the actions that have been taken throughout the year to improve the overall quality of the book, primarily within personal intermediated, reduced premium by 28% resulting in an expense overhang, which hit the COR.
o	Personal intermediated produced a COR of 105.5% for the year, while the fourth quarter result was substantially worse at 113.7%, mainly reflecting the increase in subsidence related claims that we flagged at the third quarter. The ongoing business produced a COR of 101.1% for the year.

* See note 2 on page 14

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o	MORE TH>N performed slightly better at 103.2% for the year and 106.2% for the quarter, again showing the effect of subsidence. The MORE TH>N motor comparatives in Q4 are distorted by the reserve releases during the fourth quarter of 2002, which were not repeated in 2003. Its expense ratio for the year was over 10 points better at 27.7%. The ongoing business produced a COR of 103.2% for the year.
•	In Scandinavia, we produced CORs of below 100% across the board in Denmark and in Swedish commercial, helped by benign weather throughout the year. Swedish personal lines, produced a COR of 108.0% for the year primarily following the third quarter provision increases of £10m for motor third party liability. We are continuing to achieve rate driven premium growth.
•	The 140.5% US COR is primarily a result of further provisions for deteriorating prior year claims. These provisions amounted to £458m in the third quarter, adjusted down by £33m for exchange in Q4, and were increased by £70m in the fourth quarter, mainly in workers’ comp and general liability. Together these reserve movements added around 31 points to the COR. The ongoing business in the US, which is primarily non standard auto, produced a COR of 94.2% for the year and 90.8% in the fourth quarter.
•	Our International group of businesses, excluding Canada, produced an underwriting profit of £36m for the year and a COR of 95.2%. This is after we strip out the results of our Australian and New Zealand operations prior to the IPO. These results have been separately disclosed on page B1.
•	International – Canada’s COR of 102.9% for the year was an improvement on 2002, but Q4, at 110.6%, was disappointing. The underwriting result for the year improved by C$166m to a loss of C$42m. Personal lines managed a COR of 100.9% for the year with household producing substantially better results than motor with a 95.3% COR for the year and 88.0% for the quarter. The commercial result wasn’t as good, partly as a result of the expense overhang following the 34% reduction in premium levels. Reserve strengthening added around 1 point to the combined ratio. Western Assurance, which has historically performed well, deteriorated. We’ve changed out management, reviewed all open claims files and tightened up our processes. The poor results of the Facilities Association (FA) involuntary pool business also impacted the result, adding 7 points to the combined ratio. Our share of the FA business is determined by our overall market share and this will have reduced in 2004. Johnson, our direct business, which now accounts for some 25% of business in Canada, continued to perform strongly.

Contingent liability update
“The actuarial review of our provisions, which led to the claims strengthening and recognising the £300m contingent liability during the third quarter, continued. During the fourth quarter it has led us to establish a further £96m as additional prior year claims provisions, primarily in the US, with smaller amounts in the UK and Scandinavia. This leaves us with an exchange adjusted contingent liability of £200m as at 31 December 2003. Net of attributable tax, this is deducted in calculating our risk based capital position. Each quarter we’ll continue to review the contingent liability, which is held primarily in respect of long tail potential development and outstanding legal issues.

Capital
“We’ve made significant progress with the capital position. Through the rights issue, disposals and other actions we’ve raised over £2bn, finishing the year in a stronger position.

“As we flagged at the third quarter announcement, Solvency 1 came into effect in January of this year and has increased capital requirements, primarily because of higher requirements for liability business and the increase in individual company minimum margins. We have received a waiver from the FSA permitting the continued benefit from discounting of part of the longest dated claims provisions – a £400m benefit. The waiver is valid until September, at which point we expect to apply for a renewal. The surplus over the required minimum margin of RSAI plc, the principal regulated entity, at 31 December 2003 is estimated to be £1,150m. This reduces to an estimate of around £750m on the introduction of all parts of Solvency I.

“We welcome current indications that the ECR, expected to be introduced under CP190 in 2005, will be applied as a soft test.

“During the quarter the FSA continued to develop guidance for the UK life insurance industry on the assessment of capital requirements. For the Group this has led to the establishment of various buffers and margins within the two UK with profit funds, SALAC and RSALP. A consequence for SALAC is an increase in the fourth quarter in the contingent loan finance utilised to £146m. RSALP required no contingent loan finance at year end. These buffers and margins have been established while waiting for the resolution with the FSA of an agreed position on a number of issues, including some relating to the principles and practice of financial management. We believe that the financial implications remain consistent with what we have set out in this and previous quarters.

“Our current risk based capital surplus stands at £727m, down from £830m at the nine months 2003. This is due to the cost of the final dividend and also the impact of exchange movements, which together reduced available capital by around £200m in the quarter. This has been partially offset by the sale of our life company in Chile and the disposal of more lines of business in the US. A fuller breakdown of our RBC calculation is given on page 12.

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“As part of our preparations for the introduction of CP204 (and as was flagged in the rights issue prospectus) we are reviewing our debt capital position to ensure that it has the optimal structure for the prospective regulatory environment. We will set out our plans in this area shortly.

US update
“The transition plan for the US is on track and actions that we took in 2003 have already reduced net written premium by 36%. 2004 is expected to be a very challenging year for the US given the costs associated with exiting certain lines of business and the overall implementation of the restructuring. However, we do anticipate that circumstances will improve from 2005 as expenses reduce to a level more in line with the new premium base.

“Our largest ongoing business, non standard auto, has produced strong results for the year with net written premium of $387m and a 94.1% combined ratio. Claims initiatives that we implemented at the beginning of 2003 have positively affected claims results with severity decreasing by 5% this year.

“The movement in the dollar/sterling exchange rate has reduced the anticipated cost of the US restructuring, and we’ve incurred $90m (£50m) in the fourth quarter.

2003 performance improvements
“Our overall target of £270m of annualised cost savings continues on track with strong progress in both the UK and US. Annualised cost savings are now running at £144m, up from £127m at the third quarter. So far we’ve expensed £173m of the reorganisation costs.

“The UK has exceeded its original targets for performance improvements, including those for rationalising our property estate, where we have exited over 50 buildings. Much of this work has involved restructuring, producing annualised savings of around £95m, and improving underperforming areas of our business. The programme will result in significant improvements in efficiency in claims and policy processing. As part of the increased target for the Group announced in September 2003, we are now aiming for a total annualised target in excess of £200m from the UK.

“In the US, during the fourth quarter we reduced the workforce by a further 1,250, bringing the total reduction for the year to 2,500. We have cut controllable expenses by nearly $95m during 2003 and expect to reduce them further in 2004.

Dividend
“We are announcing a final dividend of 2.9p per share, subject to shareholder approval at the AGM, making a total distribution for the year of 4.5p, after adjusting for the impact of the rights issue. Again subject to shareholder approval, we will be offering a scrip option. Our policy going forward will be to at least maintain this level of dividend in real terms.

Summary
“The overall message for the fourth quarter is very similar to last quarter – measured progress on capital, on the US, on reshaping the business and on improving our performance. We are continuing to move in the right direction and we remain focussed on, and committed to, the delivery of our plans.”

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Key Strategic Achievements 2003

Date

December	In keeping with our strategic focus on general insurance, we disposed of La Construccion our Chilean life operation.

October	We successfully completed our rights issue, raising £960m net of costs.

October	We renewed a 3 year bank loan facility of £400m and repaid £166m.

September	We entered into an agreement with Travelers to sell the renewal rights to our standard personal lines business and the majority of our commercial lines business in the US.

July	We announced the ending of our partnership with HBoS, effective from 1 January 2004. As the deal unwinds over 2004 around £160m of capital will be released.

June	We announced the disposal of RSUI and our operations in Puerto Rico, substantially reducing our exposure to catastrophe losses in the US and Caribbean. The sale of RSUI released £198m of capital.

May	In difficult market conditions, and despite widely publicised scepticism about the probability of success, we completed the initial public offering of our operations in Australia and New Zealand, releasing £540m of capital.

April	We released £247m of risk based capital from the sale of our UK Healthcare & Assistance operation. The operation was profitable but not strategic to the Group.

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OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of £83m (2002: £89m) with the improvement in the underlying underwriting result of £199m being partly offset by the £205m reduction in the longer term investment return. As we indicated at the third quarter 2002, we adjusted down our investment return assumptions from the beginning of 2003 to reflect lower levels of long term returns; restating last year’s LTIR for the lower returns would reduce it by £158m. The overall result was also affected by the provision strengthening that we booked in the third and fourth quarters. Because of the movement in the dollar/pound exchange rate, and the significant proportion of the further reserving increases that were made in the US, the total impact over the two quarters was £563m, £96m of which was in the fourth quarter.

With the obvious exception of the US, the year has been a good one for all of the Group’s operations.

UK
The UK underwriting profit for the year was £21m, a £169m improvement on 2002.

The commercial result continues to be extremely good with a further quarter of underwriting profit. The underwriting result for the year is £76m better than for 2002 with strong performances from property and motor being the major factor. The COR for the year was 95.8%.

Personal lines performance was also significantly better with a £93m improvement in underwriting result for the year. The total COR for the year was 103.7%, nearly 7 points better than for the same period of 2002, while MORE TH>N and personal intermediated produced CORs of 103.2% and 105.5% respectively. As indicated in November, subsidence claims were an issue in the fourth quarter costing around £53m in the quarter bringing the total cost for the year to £125m before the effect of the quota share arrangement. However, due to the length of time that subsidence claims take to resolve, we will not know the final cost for some time.

Net of the quota share, personal intermediated premiums fell by 16%, largely reflecting the significant restructuring of the motor book where we have exited the majority of brand broker business and reduced the number of general intermediaries that we do business with. The reshaping of the broker motor book of business is now substantially complete. We also ceased renewals on the HBoS book of business from 1 January 2004. MORE TH>N premiums grew by 19% net of the quota share, reflecting rating actions and strong growth in motor where policy sales increased by 48% compared to 2002.

The reduction in commercial premiums was largely as a result of the increase in the quota share arrangement and the decrease in our participation in the 2003 aviation pool, which was announced at the end of 2002. We are continuing to apply rating increases across all classes but are now seeing resistance particularly for the individually underwritten large property risks. However, these large risks constitute a relatively small proportion of our overall property book and we continued to achieve increases for other segments. In 2004, we expect to continue to achieve limited rate increases in property and motor while casualty and certain specialist lines will be higher. Our focus remains on achieving the right technical price for the risk to maximise selective, profitable growth opportunities.

Scandinavia
Scandinavia produced an underwriting loss of £4m for the year, £89m better than for the same period of 2002, and a loss of £1m in the fourth quarter. The combined ratio for the year of 99.3% was ten points better than the 2002 equivalent. Overall experience in the region was helped by benign weather.

Premium growth was driven by the commercial property and motor lines in Denmark and Sweden and resulted from rate increases. In general, we are continuing to see rate increases across all lines although this is slowing for Swedish commercial.

During the year, the Swedish commercial result benefited from a fall in average claims cost but saw an increased frequency of large losses. Denmark commercial continued to benefit from the strong rating actions taken in the last couple of years. Both Sweden and Denmark produced underwriting profits for the year in commercial, and CORs of 92.4% and 95.5% respectively.

The 2003 personal result in Sweden was impacted by an increase in provisions for motor third party in the third quarter and its COR for the year was 108.0%. The Danish COR improved by nearly 8 points to 99.6% for the year with a particularly strong performance in the fourth quarter, which improved by over 14 points compared with the same period of 2002, to 97.8%. This improvement was partly as a result of the benign weather and partly reflects improved performance following the underwriting actions of the last few years.

* See note 2 on page 14

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US
At a macro level the US result was poor with an underwriting loss of £651m for the year, £495m of which was attributable to provision increases in the second half of the year, which were booked mainly in the workers’ compensation and general liability lines. Personal lines, which includes our non standard auto business, produced an underwriting profit for the year of $38m and a COR of 95.7%.

Since the announcement of our renewal rights deals in September, we have moved aggressively forward with our plan to stabilise the US operation. Prior to this change in strategy, the US operation exposed Group capital to a disproportionate amount of risk. While uncertainties remain regarding specific segments of the US portfolio, implementation of the transition plan and ongoing evaluation of the US business have confirmed the direction announced in September.

In personal lines, prior to the renewal rights transactions, rating increases led to growth in auto premiums despite our withdrawal from a number of states and the termination of unprofitable agency agreements, while household grew primarily as a result of rate increases. During the fourth quarter both household and auto produced underwriting profits. Non standard auto, our only ongoing book of personal lines business in the US, produced a COR of 94.1% for the year.

Prior to the announcement of our renewal rights deals, we had seen growth in commercial premiums during the first half of the year primarily from rating increases. In workers’ compensation strong rating actions had led to a fall in volumes and this had been accelerated by the decision in March 2003 to cease writing mono line business. Following the renewal rights deals for commercial business with Travelers, XL and Argonaut, we are concentrating on managing the transition of these lines to the acquiring companies. Commercial lines, while still producing a poor result, improved its underwriting result in the fourth quarter by $210m over the same period of 2002, to a loss of $226m.

International
All of the components of International have seen a strong improvement in combined ratio in 2003 compared with 2002 and overall the COR has improved by over fourteen points to 95.2% for the year. At a headline level the underwriting result for the year improved by £151m to a profit of £36m.

Our businesses in ‘Other Europe & Middle East’ had a strong year with a COR of 95.3%, nearly eighteen points better than in 2002. Ireland and Italy both produced underwriting profits for the year. Ireland experienced benign weather and improved large loss experience. Italy incurred a high number of large claims in June following floods, hail and landslides. Both markets have begun to see rating pressure from consumers and government but results are benefiting from the actions taken over the last couple of years and we are comfortable with the exposure reductions that have resulted.

‘Latin America & Caribbean’ produced a combined ratio of 92.9%, 3 points better than in 2002, and an underwriting profit of £12m. All continuing operations reported good results.

‘Asia’ benefited from a lower level of large losses but this was partly offset by the establishment of provisions for SARS related claims in Hong Kong and China. SARS also impacted the level of personal lines premiums in Hong Kong and Singapore and is the primary reason for the small decline in overall premiums written. We have continued to be selective in the businesses written and have lost some market share and seen a fall in commercial premium income as a result. Rate increases in the market generally are showing signs of slowing and levelling off and we have started to see some price competition creep back in. The COR for the year was 99.5%, eighteen points better than in 2002.

Prior to the IPO in May, Australia and New Zealand showed a small underwriting profit.

International – Canada
Our Canadian result for the year is a substantial improvement on 2002, but was disappointing in the fourth quarter. The combined ratio for the year improved to 102.9%, nearly fourteen points better than for 2002, but the fourth quarter COR was 110.6%. This still represents a twenty seven point improvement over the fourth quarter of 2002 but is nearly 12 points worse than the third quarter of this year. There are two underlying causes, deterioration in performance in Western Assurance and adverse development in the results of the Facilities Association (FA) compulsory pool. The developments in Western Assurance, which has a historically profitable track record, are unacceptable and action has been taken including the replacement of members of the management team. Over the last couple of quarters we have been indicating that the FA business has been poor and has negatively impacted the overall Canadian result. In a further development, during the fourth quarter the FA chose to increase reserves by a greater amount than they had previously been indicating and our share of this has hit our result in the quarter.

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We continued to drive through significant rate increases, particularly in personal lines, and saw a further reduction in exposures for many lines as a result. The exception was Johnson, which showed strong growth, partly as a result of a portfolio acquisition earlier in 2003, while maintaining sub 100 COR performance. While the results for personal motor have shown substantial improvement, with an underwriting loss of C$26m being C$93m better than in 2002, there is still work to do.

A marked reduction in commercial auto premiums has primarily followed our exit from long haul trucking business and commercial property premiums declined as we reduced our exposure to the retail and other segments. As a result we do have an expense overhang issue, which we are taking action to deal with.

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Ongoing Business Result
The Group has made significant progress this year in restructuring operations through disposal, closure or transfer of renewal rights.

The statistical analysis included as Section B of this release includes an analysis of the Group’s general business underwriting result separating ongoing operations from those that have been disposed or closed. The result is split with effect from 1 January 2003, thereby giving a clear indication of underlying performance for the ongoing business in the year to date.

In summary the split of the result is as follows:

	As published	Excluding Specific Reserve Strengthening

		Pre Strengthening Result	Closed & Disposed Result	Ongoing Result
	%	%	%	%
UK	99.4	98.3	115.7	94.8
Scandinavia	99.3	98.2	—	98.2
USA	140.5	109.0	113.4	94.2
Canada	102.9	102.2	—	102.2
International	95.2	95.2	109.8	94.7
Australia/NZ	95.7	95.7	95.7	—

Total	108.0	100.3	111.8	96.1	*

Q4 Only	108.2	101.8	147.6	100.0

* The difference between the 96.1% quoted above for the ongoing operations and the 96.8% quoted on the front page of this release relates to the small share of the £563m specific reserve strengthening attributable to ongoing operations. The 96.1% excludes any specific reserve strengthening while the 96.8% includes the applicable proportion of the £563m.

Summary of All Prior Year Underwriting Development:
	UK	US	Other	Total
	£m	£m	£m	£m

9 Months	(11)	(458)	(31)	(500)
Exchange Movement	—	33	—	33
Fourth Quarter Movement	(23)	(70)	(3)	(96)

Specific strengthening as announced with rights issue	(34)	(495)	(34)	(563)

Prior year already booked at 9 months				(102)

12 months prior year impact				(665)

Contingent Liability
As announced with the six months results, the Group commissioned an independent review of its general business claims provisions from Tillinghast the consulting actuaries. This review confirmed that the existing Group claims provisions were in a reasonable range, however the Tillinghast estimate was some £800m higher.

Following the review, more work was undertaken by internal and external actuaries in validating the claims position. This work continued through the nine months up to the year end analysis.

At the nine months, the Group increased its general business claims provisions by £500m. Due to foreign exchange movements the £500m charge announced at the nine months has reduced by £33m to £467m. In addition a contingent liability of £300m was identified in respect of potential adverse claims development. This represented a potential liability that was not at that stage appropriate to establish as an actual liability, but was appropriate to take into account in determining the Group’s capital requirements.

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As indicated above, the actuarial analysis continued during the fourth quarter. As a consequence of these further reviews, £96m of the contingent liability has now been set up as additional prior year claims provisions. This relates primarily to the US (£70m) with smaller amounts in the UK and Scandinavia. The inclusion of the fourth quarter strengthening of £96m takes the full year reserve strengthening announced at the rights issue to a total of £563m. The balance of the contingent liability has been reassessed and, after adjusting for exchange movements of £4m, is now £200m.

The £200m remains a potential liability for future adverse claims development. It reflects the inherent uncertainty in determining some aspects of general business claims provisions, in particular very long tail business and claims dependent on court judgments.

Although it is not necessary or appropriate to set the £200m up as an actual liability at this time, it is deducted in arriving at the Group’s risk based capital position.

In future quarters the requirement will be reassessed and any specific allocation to local operations (when it would be established as a claims provision) will be identified and disclosed.

Current Year / Prior Year
The underwriting loss for the full year of £621m includes the additional £563m of specific reserve strengthening following the rights issue together with £102m of prior year underwriting development reported in the first half. The combined ratio of the Group for the current accident year was 98.9% compared to the published 108.0%.

Life Business Result
The life business result of £168m shows a £59m decrease on 2002. The principal reason is a decrease in the Danish operation’s contribution. There was a release of £50m in 2002, in respect of the Danish operation where the Regulator changed the way in which it allowed companies to recognise the value of surplus. The result is also impacted by the IPO of the Australasia operations in May 2003.

Other Activities Result
The analysis of the other activities result is as follows:

	12 Months	12 Months
	2003	2002
	(audited)	(audited)
	£m	£m
Non insurance activities	(31)	(21)
Associates	34	17
Central expenses	(63)	(48)
Investment expenses	(26)	(29)
Loan interest	(48)	(65)
Balance of LTIR	23	56

Other activities result	(111)	(90)

Central expenses have increased due to costs arising from an increase in the Directors and Officers insurance charge and an increase in pension contribution.

The other activities result also includes a surplus of £23m in respect of the balance of LTIR. The primary reason for the reduction compared to the prior period is the use of lower investment returns. Equity returns are now calculated at 7.5% (2002: 9%) and fixed interest at 5% (2002: 6%), per annum.

Group Operating Profit*
The difference of £56m (2002: £881m) between Group operating result* and Group operating profit* was comprised of a number of items outlined below.

Movements comprise charges in respect of interest on dated loan capital of £53m (2002: £52m), an increase in equalisation provisions of £24m (2002: decrease of £1m), amortisation of goodwill of £24m (2002: £60m), nil goodwill impairment (2002: £653m), amortisation of goodwill in acquired claims provisions of £19m (2002: £25m), amortisation of the present value of acquired in force business of £5m (2002: £13m), exceptional gain on long term insurance business of £444m (2002: nil), write off of embedded value of £61m (2002: nil) and reorganisation costs of £202m (2002: £79m).

* See note 2 on page 14

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Other Profit & Loss Movements
The main difference between Group operating profit* and loss for the period attributable to shareholders is short term investment fluctuations, profit on disposal of subsidiary undertakings and goodwill writeback on sale of businesses. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each year’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period was a charge of £34m (2002: £551m) reflecting the improving investment market conditions during the period.

As a consequence of a number of regulatory and internal developments, it is now possible to identify and attribute the surplus in the Phoenix non-participating life fund to shareholders. Previously there was a contingent interest on the part of the participating fund of the Phoenix, which precluded the recognition of the surplus to shareholders accrued interest under modified statutory solvency assessment. The amount of such surplus amounted to £444m pre tax (£310m post tax that would arise on distribution) at the beginning of 2003.

Other movements also include the profit on disposal of subsidiaries and other businesses of £16m (2002 restated: £254m).

The underlying rate of tax on the Group operating result* was 31% (2002: 31%).

After a tax charge of £217m (2002: credit of £91m) and eliminating minority interests of £19m (2002: £9m), the loss for the period attributable to shareholders was £382m (2002 restated: £871m).

Movement in Total Capital
Total capital has increased from £3,409m at 31 December 2002 (restated) to £4,115m at 31 December 2003. The movement in shareholders’ funds comprises the after tax loss attributable to shareholders of £382m, preference dividend of £9m, ordinary dividend of £111m, goodwill write back on sale of business of £324m, increase in share capital and share premium of £960m, and an exchange loss of £12m, primarily attributable to a weakening US dollar and offset by a strengthening in the Canadian, Australian and New Zealand dollar and the Danish kroner. Dated loan capital has decreased due to foreign exchange movements by £5m and minority interests have decreased by £59m.

Capital Position
Regulated Capital Position
The regulatory position continued to develop, with the UK FSA particularly active. There are a number of Consultation Papers where the Group, in common with others in the industry, have recommended amendments to the FSA. It remains clear that regulatory capital requirements are set to increase over the next few years, notably in 2005. The way in which these requirements are introduced and applied is of critical importance.

Life Capital
The UK life insurance industry is going through a process of major change in the way in which capital requirements are assessed. This follows the introduction of realistic balance sheets by the FSA and the requirement for firms to publish Principles and Practices of Financial Management (PPFM) in a few months time.

As with many groups, discussions continue with the FSA over the interpretation and application of these requirements.

Pending the clarification of the position, the FSA has required the maintenance of various buffers and margins within SALAC and RSALP, the two UK with profit funds.

These buffers and margins have meant that the contingent loan finance provided to the SALAC fund increased in the fourth quarter such that the amount required by the fund at the year end was £146m. This was entirely attributable to the additional buffers and margins. RSALP did not require any contingent loan finance at the year end.

Both the UK with profit life funds were closed to new business a number of years ago and are being managed on a run off basis. This means that no surplus capital is required to fund new business development and capital is minimised, consistent with ensuring that customers are treated fairly.

* See note 2 on page 14

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General Insurance Capital
Following the publication of CP190 and CP204, the Group has been developing its long term capital plans to ensure compliance with these enhanced capital requirements. Although there remains considerable uncertainty over the principles of valuation, calibration and application that the FSA is going to apply, it is clear that the regulatory requirements for general insurance business are going to increase significantly and, dependent in particular on how they are applied, these may become the dominant capital consideration.

The Group endorses and welcomes the introduction of more sophisticated and risk based regulatory solvency requirements. It is, however, essential that companies are given a reasonable amount of time to plan and implement the necessary changes, which will often include reasonably significant corporate restructuring and, on occasions, disposal activity.

CP190 and CP204 are generally expected to come into application in 2005 although the form of application of CP204 remains unclear. Recent indications are that CP190 will be applied as a soft test.

In the shorter term, Solvency I came into effect on 1 January 2004. This increases the capital requirements within the existing regulatory framework. Having received a waiver from the FSA permitting the continued benefit from discounting of the longest dated claims provisions, the impact of Solvency I is estimated as a reduction in the surplus over the required minimum margin of the principal regulated entity of around £400m. This is primarily attributable to the higher capital requirements for liability business and the increase in individual company minimum margins.

The surplus over the required minimum margin of RSAI plc, the principal regulated entity, at 31 December 2003 is estimated to be £1,150m. This reduces to an estimate of around £750m on the introduction of Solvency I.

Risk Based Capital Position
The opening capital position has been restated by a reduction of £812m to reflect the derecognition of the embedded value of life operations. This change of accounting policy is occasioned by the publication in late 2003 of the ABI Statement of Recommended Practice (SORP) for Insurance Business. The SORP, which comes into effect in 2004, recommends that embedded value should not be recognised. The embedded value will continue to be disclosed by way of note to the audited accounts. As indicated above, the impact of the derecognition has been offset to an extent by the change in recognition of the shareholders’ accrued interest in Phoenix.

Although there have been many regulatory developments in the quarter, the Group’s internally developed risk based capital (RBC) assessment remains a valid basis of monitoring the capital position and highlighting developments. The model used by the Group is being developed, in particular in order to ensure full compliance with the requirements of the Integrated Prudential Source Book, which is being introduced by the FSA.

The RBC approach compares the actual available capital at 31 December 2003 with an estimation of the general business capital requirement calculated in accordance with the methodology.

The available capital is adjusted for intangible items such as goodwill.

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In summary the calculation is as follows:

Available Capital	£m	£m
As published		4,115

Add Claims Equalisation (taxed)	223
Less Goodwill	(216)

		7

		4,122
Adjust for capital attributed to life operations
– UK life	(539)
– Overseas life	(341)

		(880)

		3,242
Less
– Contingent liability for future adverse claim development (taxed)		(170)
– US reorganisation cost not yet incurred		(225)

		2,847

RBC Requirement
2003 ongoing operations NWP	5,300
Capital requirement @ 40%		2,120

Indicated surplus		727

The indicated surplus of £727m has reduced from the £830m shown at the nine months 2003. This is primarily due to the impact of exchange and the final dividend, which in aggregate have reduced available capital by around £200m. This is offset by the further reduction in exposure attributable to disposal of more lines of business in the US and the disposal of Chile.

The capital attributable to life operations comprises the shareholders funds and contingent loan finance provided to the life operations to the extent that such funds and finance are required to meet regulatory requirements. In the case of the UK these requirements include the buffers and margins suggested by the FSA, which are in addition to the basic statutory position. The impact of the buffers and margins reflecting the position currently reached in discussions with the FSA, is around £225m.

Action continues to release more of the capital attributed to the life operations. The published capital position now reflects the taxed surplus held in the Phoenix fund of £320m. For the capital calculation this is reduced by £100m reflecting the regulatory solvency requirements of the Phoenix non par fund.

The overseas life deduction is predominantly Codan life.

A deduction is made for the balance of contingent liabilities of £200m. As indicated earlier, this represents potential adverse development in prior year claims that may arise in the future as a result of further developments such as court judgments. For the purposes of capital assessment it is appropriate to deduct the contingent liability in determining the capital position. Partial tax relief is assumed.

The US reorganisation provision represents the outstanding balance of the $500m cost of reorganisation indicated with the nine months results. Of this $90m was incurred in the fourth quarter and the cost has also reduced due to currency movements. The US restructuring charge deducted from risk based capital allows for funding of a large element of the US FRS 17 liability.

The capital requirement has been calculated by reference to the net written premium of the ongoing operations of the Group in 2003.

The surplus of around £700m is appropriate when the underlying growth of the business, together with the reduction in the Munich Re quota share and the requirements of the discontinued operations are taken into account.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, decreased to 108p (31 December 2002 restated: 130p). These amounts reflect the number of shares in issue at the balance sheet date adjusted for the bonus element of the rights issue in October 2003. At 1 March 2004 the net asset value per share, after adding back claims equalisation provisions net of tax, was estimated at 105p.

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Dividend
The Directors will recommend to the Annual General Meeting to be held on 28 May 2004 that a final dividend of 2.9p per share be paid on 3 June 2004. The dividend will be payable to shareholders on the register at the close of business on 19 March 2004. This together with the interim dividend of 1.6p (adjusted for the impact of the rights issue) already paid, will make a total distribution for the year of 4.5p (2002: 6.0p (4.8p after adjusting for the impact of the rights issue)).

The Group dividend policy going forward will be to at least maintain this level of dividend in real terms.

A scrip option will be offered to shareholders with an extended election period.

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EXPLANATORY NOTES

1.	Accounting Policies

There is no impact (2002: £69m profit) on the loss on ordinary activities arising from the change in accounting policy to derecognise the internally generated embedded value. The impact of this change on the Statement of Total Recognised Gains and Losses is to decrease the shareholders’ funds by £812m

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the exceptional gain on long term insurance business, write off of embedded value, the short term investment fluctuations, the change in equalisation provisions, reorganisation costs, amortisation of goodwill, amortisation of goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest, profits and losses, and goodwill write back on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 1,994,092,282 shares in issue during the period (excluding those held in ESOP trusts).

The Company completed a one for one rights issue on 16 October 2003, following which adjustments were made to the number of shares under option and exercise prices, in accordance with the rules of the relevant share option schemes. After consultation the exercise prices of shares were adjusted by a factor of 0.8076923077.

In accordance with Financial Reporting Standard 14 ‘Earnings Per Share’ the numbers of ordinary and potential ordinary shares outstanding prior to the rights issue in 2003 and during 2002 have been calculated to take account of the bonus element of the rights issue in October 2003. The basic and diluted earnings per ordinary share and Group operating earnings after tax per ordinary share (based on longer term investment return) in 2002 have been restated to take account of the recalculations. The earnings per share based on the weighted average number of shares before this adjustment was 22.8p (2002 restated: 61.6p).

4.	Shareholders’ Interest in Life

The ABI has issued a revised Statement of Recommended Practice for Insurance Business (SORP). Although this does not apply for the 2003 year end, the Group has sought to comply with one of the major changes introduced by the SORP in respect of the derecognition of internally generated embedded value.

The SORP recommends that such embedded values should not be recognised on the balance sheet. The Group had already begun moving in this direction with the derecognition of the UK with profits and overseas embedded values at the six months 2003. The remaining embedded value that has now been derecognised is that of the Phoenix fund.

It must be emphasised that there has been no fundamental change in the characteristics of the embedded value, which will continue to be audited and disclosed by way of note to the accounts.

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The Shareholders’ Interest in Life can be summarised as follows:
	Shareholders'	Shareholders'	Sub Total	Contingent	Total
	Funds	Accrued		Loan
		Interest		Finance
	£m	£m	£m	£m	£m

UK
Phoenix	—	321	321	—	321
With Profits	372	—	372	320	692

Overseas
Scandinavia	316	—	316	—	316
Other	25	—	25	—	25

	713	321	1,034	320	1,354
Less: available to support general business	80	220	300	174	474

Capital attributable to life	633	101	734	146	880

As indicated at the nine months, in accordance with the UK SORP, the Group has derecognised the embedded value of its life operations. At the year end the additional embedded value amounted to £501m, of which £264m was attributable to Phoenix, £230m to the UK with profits funds and £7m to the remaining overseas funds. The embedded value has been calculated in a consistent manner with that of previous years.

The embedded value for the Phoenix fund of £264m is after deducting the £320m of taxed surplus within the fund that is now recognised as shareholders’ accrued interest. As indicated above, the £501m of total embedded value is not included in shareholders’ funds. The movement in embedded value in the year can be summarised as follows:

£m

Brought forward	898

Less:
Australasia disposal	(84)
Chile disposal	(42)

Recognised in Phoenix shareholders’ accrued interest	(320)

Underlying improvement (net of transfers)	49

501

The embedded value assumptions are as follows:
UK Assumptions	31 December
2003
%
Investment returns
Equities	7.34
Fixed interest	4.84
Expense inflation	3.50
Discount rate	8.40
Risk margin in discount rate	5.00

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5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2003. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 15% of the Group’s general business written in the UK, US, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £343m at 1 January 2003. However, at 31 December 2003 when the agreement ended, unearned premiums written during the agreement period but to be earned later, were returned to us, amounting to £291m. The total amount of written premiums ceded to Munich Re was £678m.

As from 1 January 2004, the Group entered into an 8% quota share reinsurance agreement with Munich Re covering the majority of the Group’s general business written in the UK, Denmark, Canada and Ireland on similar terms to the 2003 contract.

6.	Annual Report for 2003

These preliminary financial statements do not constitute full statutory Group financial statements within the meaning of Section 240 of the Companies Act 1985. The statutory Group financial statements for the year to 31 December 2003 of Royal & Sun Alliance Insurance Group plc will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 28 May 2004. The independent auditors’ report on the Group financial statements for the year ended 31 December 2003 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

FURTHER INFORMATION

A supplementary information pack contains:

>	Detailed Business Review
>	Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 10.00am today.

The results for the first quarter 2004 will be announced on 13 May 2004. At first quarter we do not intend to hold an analysts’ meeting and will instead host a conference call. The second quarter 2004 results will be announced on 12 August 2004.

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CONSOLIDATED PROFIT & LOSS ACCOUNT

		Restated ˆ
	12 Months	12 Months
	2003	2002
	(audited)	(audited)
	£m	£m

General business net premiums written	6,630	8,635
Life business net premiums written	1,473	1,882

General business result	83	89
Life business result	168	227
Other activities	(111)	(90)

GROUP OPERATING RESULT	140	226
(based on longer term investment return) *

Interest on dated loan capital	(53)	(52)
Claims equalisation provisions	(24)	1
Amortisation of goodwill	(24)	(60)
Goodwill impairment	—	(653)
Amortisation of goodwill in acquired claims provisions	(19)	(25)
Amortisation of present value of acquired in force business	(5)	(13)
Exceptional gain on long term insurance business	444	—
Write off of embedded value	(61)	—
Reorganisation costs	(202)	(79)

Group operating profit / (loss)	196	(655)
(based on longer term investment return) *
Short term investment fluctuations	(34)	(551)

Profit/(loss) on ordinary activities before exceptional items and tax	162	(1,206)
Profit on disposal of subsidiary undertakings	16	254
Goodwill writeback on sale of business	(324)	(1)

Loss on ordinary activities before tax	(146)	(953)
Tax on Group operating result	(43)	(70)
(based on longer term investment return) *
Tax on other movements	(174)	161

Loss on ordinary activities after tax	(363)	(862)
Attributable to equity minority interests	(19)	(9)

Loss for the period attributable to shareholders	(382)	(871)
Cost of preference dividend	(9)	(9)
Cost of ordinary dividend	(111)	(86)

Transfer from retained profits	(502)	(966)

Group operating earnings after tax per ordinary share	2.5p	4.6p
(based on longer term investment return) *
Earnings per ordinary share ˆ #	(19.6)p	(49.8)p
Diluted earnings per ordinary share ˆ #	(19.6)p	(49.8)p

ˆ See note 1 on page 14
* See note 2 on page 14
# See note 3 on page 14

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

		Restated ˆ
	12 Months	12 Months
	2003	2002
	(audited)	(audited)
	£m	£m

Loss for the period attributable to shareholders	(382)	(871)
Exchange	(12)	(265)

Total shareholders’ consolidated losses arising in the period	(394)	(1,136)

Prior year adjustment of de-recognition of embedded value	(812)

Total shareholders’ consolidated losses arising in the year	(1,206)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

		Restated ˆ
	12 Months	12 Months
	2003	2002
	(audited)	(audited)

	£m	£m

Shareholders’ funds at 1 January (as reported)	3,043	4,691
Prior year adjustment of de-recognition of embedded value	(812)	(1,232)

Shareholders’ funds at 1 January	2,231	3,459
Share capital issued and increase in share premium	960	2
Total shareholders’ recognised losses	(394)	(1,136)
Goodwill written back	324	1
Dividends	(120)	(95)

Shareholders’ funds at 31 December	3,001	2,231

ˆ See note 1 on page 14

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SUMMARY CONSOLIDATED BALANCE SHEET

			Restated ˆ
		31 December	31 December
		2003	2002
		(audited)	(audited)
		£m	£m
ASSETS
Intangible assets		216	306
Investments
Land and buildings		698	483
Interests in associated undertakings		122	166
Other financial investments	– Equities	1,085	1,315
	– Unit Trusts	777	460
	– Fixed Interest	11,021	10,832
	– Other	854	1,245
		14,557	14,501
Value of long term business		—	86

Total investments		14,557	14,587
Reinsurers’ share of technical provisions		4,783	5,079
Debtors		4,980	5,625
Other assets		509	733
Prepayments and accrued income		1,026	1,310
Long term business policyholders’ assets		28,878	31,494

Total assets		54,949	59,134

LIABILITIES
Shareholders’ funds		3,001	2,231
Equity minority interests in subsidiaries		346	405
Dated loan capital		768	773

Total capital, reserves and dated loan capital		4,115	3,409

Technical provisions		18,542	20,278
Equalisation provisions		319	293
Borrowings		434	700
Other liabilities		2,661	2,960
Long term business policyholders’ liabilities		28,878	31,494

Total liabilities		54,949	59,134

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 10 March 2004.

ˆ See note 1 on page 14

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	12 Months	12 Months
	2003	2002
	(audited)	(audited)
	£m	£m

Net cash inflow from operating activities pre quota share	308	495
Quota share portfolio transfer	(18)	(235)
Reinsurance premium payment	—	(109)
Contingent loan finance to long term business funds	(160)	(160)

Net cash inflow / (outflow) from operating activities post quota share	130	(9)
Dividends from associates	8	3
Servicing of finance	(77)	(67)
Taxation (paid) / refunded	(6)	53
Capital expenditure	(39)	(63)
Acquisitions and disposals	865	640
Dividends paid on equity shares	(57)	(160)

	824	397
Issue of ordinary share capital	960	2

Cash flow (pre investment)	1,784	399

Investment activities
Purchases of investments	1,527	19
Reduction in borrowings	257	380

Net investment of cash flows	1,784	399

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Estimation Techniques, Uncertainties and Contingencies

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year

•	estimates based upon a projection of claims numbers and average cost

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years

•	expected loss ratios

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

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It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate

The pension asset and pension and post-retirement liabilities calculated in accordance with Financial Reporting Standard 17 (FRS 17) are disclosed in annual report and accounts. These assets, liabilities and profit and loss account charge calculated in accordance with FRS 17 are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss

•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring

•	uncertainty over the timing of a settlement to a policyholder for a loss suffered

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (eg term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (eg motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Contingent Liability
As announced with the six months results, the Group commissioned an independent review of its general business claims provisions from Tillinghast the consulting actuaries, during the year. This review confirmed that the existing Group claims provisions were in a reasonable range, however the Tillinghast estimate was some £800m higher. Following the review, more work was undertaken by internal and external actuaries in validating the claims position. This work continued through the nine months up to these financial statements.

At 31 December 2003, the Group has increased its general business claims provisions as a result of this work. In addition a contingent liability of £200m has been identified in respect of potential adverse claims development. This reflects the inherent uncertainty in determining some aspects of general business claims provisions, in particular very long tail business and claims dependant on court judgements.

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Asbestos and environmental claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial enhancement products
In the UK, US and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into, for which a premium of £124m was ceded, which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the USA is discussed below.

US financial enhancement products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2003 amounted to £50m. Claims provisions of £69m, after payments of £13m in 2003, have been established at 31 December 2003 in addition to £58m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £165m based on a model, which utilises S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Litigation, mediation and arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurance
The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers, including from the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Potential misselling of life products
The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. In March 2003 the FSA levied a fine of £950,000 on the Group in respect of mortgage endowment sales practises. Based on the information currently available, the directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse effect on the Group’s financial position.

Rating agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group during 2002 and 2003 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment
The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the Regulators to the challenging market conditions that have prevailed over the last few years. The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries, the progress of the actions announced on 7 November 2002 and 4 September 2003 to improve that position, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. In December 2003 the FSA granted a waiver in respect of the claims discounting provisions within Solvency 1. All waivers are for a limited period. The directors currently expect to apply for a renewal when the waiver expires. There is however a risk that the waiver may not be renewed in which event other options would need to be considered to ameliorate the adverse solvency impact.

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The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements. The directors believe that, following the actions announced, including the rights issue, the Group are better positioned to comply with these potential regulatory developments. However, there remain considerable uncertainties regarding these developments and potential outcomes.

UK Life
The regulatory solvency of the UK Life funds is sensitive to change in investment and other conditions. The reduction in equity exposures of the funds and other actions taken over the last two years to mitigate our risks in these funds, together with the introduction of the new regulatory solvency requirements, have reduced the volatility of capital requirements to investment market fluctuations. However the life funds remain exposed to fluctuations in equity values, interest rates and property values and to adverse movements in euro/sterling rates.

In 2003 we commissioned an external review of the capital requirements of the main UK with profits life funds. Taking into account the conclusions of the review, the directors believe that, although the funds retain some exposures to these fluctuations and to certain insurance and operational risks, the funds existing capital, together with an amount of up to £200m under the contingent loan arrangements discussed below, should be sufficient to meet the funds' solvency requirements in a range of adverse scenarios relating to these matters.

The funds are also exposed to regulatory uncertainty that could increase the capital requirements significantly above this level, dependent on the outcome of discussions with the FSA in relation to the management of the Group's with profit business, in particular relating to potential non Guaranteed Annuity Rate (GAR) misselling and the target percentage of asset shares in the calculation of bonuses. The directors estimate that this additional capital requirement could be up to £300m, in the event that an adverse conclusion by the FSA is coincidental with a combination of a number of other factors having an adverse impact on the funds.

The aggregate amount of £500m of potential requirement includes the buffers and margins currently notified to us as being required by the FSA.

Based on the foregoing a Group company has agreed, in certain circumstances, to make loans of up to £650m to the life funds in order to support their solvency position, should the need arise. £320m of this facility has been drawn at 31 December 2003. The companies are required to maintain capital sufficient to meet the higher of the statutory solvency or estimated realistic position introduced by the FSA early in 2003. On this basis, £146m (31 December 2002 £25m) was required by the life funds to meet their requirements. The loans are expected to be repaid.

During the year the Group received permission to adopt, for two of its with profits life funds, Tiner waivers which resulted in a decreased capital requirement under statutory solvency reserving. This approach improves the capital position of these funds and has enabled Sun Alliance and London Assurance Company to terminate its reinsurance that was previously providing solvency relief.

The FSA proposes to apply to life insurers a framework for individual capital adequacy standards, which will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. Individual capital guidance will apply to with-profits and non-profit business and may result in guidance that a life insurer should hold more capital than either the ’realistic’ requirement or the minimum requirement calculated pursuant to the EU Life Directive, which are prescribed by the rules. The FSA currently proposes to implement the new rules in the second half of 2004.

UK Life capital requirements are dependant on the outcome of the FSA discussions and the implementation of the capital adequacy standards.

US Regulatory Capital
The consolidated US regulatory capital and surplus position as at 31 December 2003 is $1,433m. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

World Trade Center
The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001, is a gross loss in excess of £1bn, reduced to £279m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

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Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 31 December 2003, the loan portfolio had a face value of approximately $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions were Wells Fargo Bank Minnesota, NA (Wells Fargo), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitisation. These actions are all pending in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. On 30 September 2003, the Court granted summary judgement to MBIA and Wells Fargo. The Court then entered a Judgement on 10 October 2003, which was superseded by a corrected Judgement entered on 27 October 2003. Royal Indemnity filed its Notice of Appeal from the Judgement on 29 October 2003. The summary judgement motions by PNC Bank and Wilmington Trust were still pending at 31 December 2003. It is possible that the Court will decide the Wilmington Trust Motion before 31 March 2004, and the PNC Bank Motion before 30 September 2004, to avoid having to report the Motions as ‘pending for more than a year’. In the event that the Court grants summary judgement to PNC Bank and/or Wilmington Trust, Royal Indemnity plans to appeal from those rulings as well.

The Court’s corrected judgement filed on 27 October 2003 awarded MBIA and Wells Fargo approximately $360m. This amount consists of approximately $270m in original claims, $67m in claims accruing from the date the suit was filed to 27 October 2003, and $23m in prejudgment interest accruing to 27 October 2003. If the Court were to grant summary judgement to PNC Bank and Wilmington Trust on the same basis as MBIA/Wells Fargo, the awards would be approximately $121m to PNC Bank and $14m to Wilmington Trust.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity has filed recovery actions against certain Trucking School entities. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Strategic and Operational Review
The programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. This is particularly so in relation to our US operation where a new management team has recently been appointed.

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The restructuring plans in the US are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the US will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects.

Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

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